Mail Stop 3561

December 3, 2009

Larry G. Gerdes
Chief Executive Officer and President
Transcend Services, Inc.
One Glenlake Parkway, Suite 1325
Atlanta, GA 30328

> **Re:** **Transcend Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 19, 2009**
> **Form 8-K**
> **Filed July 29, 2009**
> **Amendment No. 1 to Form 8-K**
> **Filed November 6, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed November 11, 2009**
> **Written Response**
> **Dated October 29, 2009**
> **File No. 000-18217**

Dear Mr. Gerdes:

We have reviewed your responses to our letter dated October 6, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Exhibits

1. We note your response to prior comment three in our letter dated October 16, 2009. We continue to believe your disclaimer contains inappropriate limitations in your reference to the sole benefit of the parties as well as your reference to different standards of materiality. Please revise.

Exhibit 5.2

2. We note your response to prior comment four in our letter dated October 16, 2009. Each of your opinions, however state "We undertake no obligation to advise you of any changes in applicable law or any other matters that may come to our attention after the date hereof." Please be advised that in order for you to become effective, it will be necessary for counsel to file opinions dated as of the effective date. Alternatively, counsel could remove the limitations from the opinions.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Notes to Consolidated Financial Statements, page 7

Note 3. Acquisitions, page 9

3. We note your disclosure that the difference between the actual and estimated working capital adjustment with respect to the acquisition of MDSI will be recognized in current operations. Please tell us whether the adjustment will relate to working capital that existed at the acquisition date and/or to working capital related to future events or conditions. Also tell us why the difference should be recognized in current operations rather than as an adjustment to consideration transferred. Please cite the authoritative GAAP literature that supports your proposed accounting treatment.

Note 9. Stock-Based Compensation, page 15

4. It appears that you determined the estimated fair value of restricted stock awards using an option pricing model. Please tell us why your valuation methodology complies with GAAP, citing relevant literature. Refer to FASB ASC 718-10-30-17, 718-10-55-71 and 718-10-55-72.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Estimates which are Material to Registrant, page 17

5. We note that goodwill represents a significant percentage of consolidated assets. As such, we believe you should provide information for investors to assess the probability of future impairment charges in future filings. For example, you should disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. You should also disclose whether any of your reporting units is at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying

value and are not at risk of failing step one. For each reporting unit that is at risk of failing step one, you should disclose:

- the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

- the amount of goodwill allocated to the reporting unit;

- a description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and,

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48060, available at http://www.sec.gov.

Form 8-K Filed July 29, 2009

6. We reviewed your response to comment six in our letter dated October 6, 2009 and the proposed revision to your disclosure regarding the use of EBITDA in future press releases furnished on Form 8-K. We do not believe your proposed statement that "EBITDA, which is earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure of financial performance which management believes is useful to investors because it is a widely used comparative benchmark" complies with the disclosure requirements in Item 10(e)(1)(i)(C) of Regulation S-K. In future filings, please thoroughly discuss why you believe EBITDA provides useful information to investors. In addition, since EBITDA is presented as a performance measure, consider the disclosures in Question 8, as discussed in Question 15, in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our web site at http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Refer to the instructions to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

Amendment No. 1 to Form 8-K Filed November 6, 2009

Exhibit 99.3

7. Please provide statements of income and cash flows for the three months ended June 30, 2008 or tell us why such comparative statements are not required. Refer to Rules 3-05 and 3-02 of Regulation S-X.

Exhibit 99.4

8. Please provide a pro forma balance sheet as of June 30, 2009 or tell us why a pro forma balance sheet as of June 30, 2009 is not required. Refer to Rule 11-02(c)(1) of Regulation S-X.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director